SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 9, 2005

Commission File Number: 333-11014

i-CABLE Communications Limited

(Translation of registrant’s name into English)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K an announcement regarding i-CABLE’s interim results for the six months ended June 30, 2005.

i-CABLE COMMUNICATIONS LIMITED

Interim Results Announcement

For the six months ended June 30, 2005

Results Highlights - One million subscribers and a record half

•	Turnover rose by 6% to HK$1,223 million (2004: HK$1,154 million).

•	Net profit rose by 5% to HK$155 million (2004: HK$147 million).

•	Earnings per share rose by 5% to 7.7 cents (2004: 7.3 cents).

•	Capital expenditure declined by 47% to HK$125 million (2004: HK$235 million)

•	Free cashflow before dividends rose by 50% to HK$123 million (2004: HK$82 million)

•	Interim dividend per share rose by 17% to 3.5 cents (2004: 3.0 cents).

Pay TV - Brunt of cost pressure due to competition has been taken

•	Subscribers grew by 5% to 718,000 (2004: 682,000).

•	ARPU decreased by 3% to HK$216 (2004: HK$222).

•	Turnover increased by 3% to HK$948 million (2004: HK$920 million).

•	Operating profit decreased by 17% to HK$195 million (2004: HK$235 million).

Internet & Multimedia – Record profit even as competitors are in search of their first breakeven

•	Broadband subscribers grew by 14% to 301,000 (2004: 263,000).

•	ARPU increased by 1% to HK$144 (2004: HK$142).

•	Turnover increased by 20% to HK$279 million (2004: HK$232 million).

•	Record high operating profit of HK$31 million after two and a half years of losses (2004: operating loss of HK$27 million).

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

GROUP RESULTS

The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2005 amounted to HK$155 million, as compared to HK$147 million for the corresponding period in 2004. Basic and diluted earnings per share were both 7.7 cents for 2005, as compared to both 7.3 cents last year.

INTERIM DIVIDEND

The Board has declared an interim dividend in respect of the six-month period ended June 30, 2005 of 3.5 cents (2004: 3 cents) per share, payable on Friday, October 7, 2005 to Shareholders on record as at September 30, 2005.

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended June 30, 2005

		2005	2004
	Note	HK$’000	HK$’000
Turnover	(2,3)	1,222,818	1,154,447

Programming costs		(420,514)	(366,624)
Network and other operating expenses		(197,411)	(187,535)
Selling, general and administrative expenses		(198,210)	(177,069)

Profit from operations before depreciation		406,683	423,219
Depreciation		(250,712)	(273,740)

Profit from operations	(3)	155,971	149,479
Interest income	(4)	411	3
Finance costs	(4)	(134)	(72)
Non-operating income / (expenses)	(4)	944	(1,494)

Profit before taxation	(4)	157,192	147,916
Income tax	(5)	(1,950)	(620)

Profit attributable to shareholders		155,242	147,296

Dividends attributable to the period
Final dividend of 4.5 cents (2004: 4 cents) per share in respect of the previous financial year, declared during the period		90,866	80,769
Interim dividend of 3.5 cents (2004: 3 cents) per share declared after the balance sheet date *		70,673	60,577

		161,539	141,346

Earnings per share

Basic	(6)	7.7 cents	7.3 cents

Diluted	(6)	7.7 cents	7.3 cents

*	The interim dividend proposed after the balance sheet date has not been recognised as liability at the balance sheet date.

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

UNAUDITED CONSOLIDATED BALANCE SHEET

At June 30, 2005

		At June 30, 2005	At December 31, 2004
	Note	HK$’000	HK$’000
Non-current assets
Property, plant and equipment		1,916,238	2,050,787
Programming library		121,204	127,311
Deferred tax assets		146,585	108,963
Non-current investments		9,725	9,725

		2,193,752	2,296,786

Current assets
Inventories		11,068	16,195
Accounts receivable from trade debtors	(7)	125,907	118,237
Deposits, prepayments and other receivables		124,990	116,119
Amounts due from fellow subsidiaries		8,500	1,416
Amount due from immediate holding company		5,448	320
Cash at bank and in hand		147,306	115,013

		423,219	367,300

Current liabilities
Amounts due to trade creditors	(8)	66,570	109,302
Accrued expenses and other payables		267,082	354,024
Receipts in advance and customers’ deposits		208,070	220,564
Taxation		17,031	12,022
Amounts due to fellow subsidiaries		22,729	31,572

		581,482	727,484

Net current liabilities		(158,263)	(360,184)

Total assets less current liabilities		2,035,489	1,936,602

Non-current liabilities
Deferred tax liabilities		143,474	108,963

NET ASSETS		1,892,015	1,827,639

Capital and reserves
Share capital		2,019,234	2,019,234
Reserves		(127,219)	(191,595)

		1,892,015	1,827,639

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2005

	Share capital	Share premium	Special capital reserve	Revenue reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2004*	2,019,234	4,838,365	—	(5,172,951)	1,684,648
Profit for the period	—	—	—	147,296	147,296
Dividend approved in respect of the previous year	—	—	—	(80,769)	(80,769)

Balance at June 30, 2004*	2,019,234	4,838,365	—	(5,106,424)	1,751,175

Balance at January 1, 2005*	2,019,234	4,838,365	3,345	(5,033,305)	1,827,639
Profit for the period	—	—	—	155,242	155,242
Dividend approved in respect of the previous year	—	—	—	(90,866)	(90,866)
Transfer to special capital reserve**	—	—	2,898	(2,898)	—

Balance at June 30, 2005*	2,019,234	4,838,365	6,243	(4,971,827)	1,892,015

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.
**	The special capital reserve is non-distributable and it should be applied for the same purposes as the share premium account.

NOTES TO THE ACCOUNTS

(1)	Basis of preparation and comparative figures

The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants.

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

The same accounting policies adopted in the annual accounts for the year ended December 31, 2004 have been applied to the interim financial report.

(2)	Turnover

Turnover comprises principally subscription and installation fees for cable television and Internet services, Internet Protocol Point wholesale services, advertising income net of agency deductions, marketing contributions, channel service fees and other related income.

(3)	Segment information

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group’s turnover and profit / (loss) from operations by principal activity for the six months ended June 30:

	Turnover		Profit/(Loss) from Operations
	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	948,368	920,166	194,843	235,330
Internet and multimedia	279,293	232,462	30,839	(26,520)

			225,682	208,810
Unallocated	1,537	1,819	(69,711)	(59,331)
Inter-segment elimination	(6,380)	—	—	—

	1,222,818	1,154,447	155,971	149,479

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

(4)	Profit before taxation

Profit before taxation is stated after charging / (crediting):

	Six months ended June 30,
	2005	2004
	HK$’000	HK$’000
Operating expenses

Depreciation
- assets held for use in operating leases	27,709	31,855
- others	223,003	241,885
Amortisation of programming library*	38,378	49,677
Staff costs	351,551	331,651
Cost of inventories	10,594	9,972
Rentals payable under operating leases in respect of land and buildings	20,930	20,284
Contribution to defined contribution plans	14,038	13,150
Auditors’ remuneration	1,096	1,059
Other operating expenses	379,548	305,435

Total operating expenses	1,066,847	1,004,968

Rentals receivable under operating leases in respect of:
- sub-leased land and buildings	(2,374)	(2,359)
- owned plant and machinery	(50,651)	(42,865)

Non-operating (income) /expenses
Net gain on disposal of property, plant and equipment	(944)	(1,544)
Impairment loss on property, plant and equipment	—	3,038

Total non-operating (income) / expenses	(944)	1,494

*	Amortisation of programming library is included within programming costs in the consolidated profit and loss account of the Group.

(5)	Income tax

The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at the rate of 17.5% (2004: 17.5%). Taxation for overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country. The taxation charge for the six months ended June 30 represents:

	2005	2004
	HK$’000	HK$’000
Provision for protective assessments on leasing partnerships	5,000	—
Current tax provision – overseas	61	31
Under provision in respect of prior year	—	589
Net deferred tax credit	(3,111)	—

	1,950	620

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

(6)	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$155 million (2004: HK$147 million) and the weighted average number of ordinary shares in issue during the period of 2,019,234,400 (2004: 2,019,234,400).

The calculation of diluted earnings per share was based on the weighted average number of ordinary shares of 2,019,234,400 (2004: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

(7)	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts) is set out as follows:

	At June 30, 2005	At December 31, 2004
	HK$’000	HK$’000
0 to 30 days	92,472	75,521
31 to 60 days	10,690	19,612
61 to 90 days	12,841	13,588
Over 90 days	9,904	9,516

	125,907	118,237

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days.

(8)	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	At June 30, 2005	At December 31, 2004
	HK$’000	HK$’000
0 to 30 days	4,403	5,490
31 to 60 days	11,159	21,814
61 to 90 days	13,437	26,989
Over 90 days	37,571	55,009

	66,570	109,302

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

(9)	Review by the audit committee

The unaudited interim accounts for the six months ended June 30, 2005 have been reviewed by the Audit Committee of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

A.	Review of 2005 Interim Results

The Group continued to achieve profitable growth in the first six months ended June 30, 2005 with increase in both Pay TV and broadband subscriber bases despite further intensifying competition, particularly in the Pay TV market, with the deployment of innovative bundling and other marketing strategies.

Consolidated turnover increased by 6% or HK$68 million to HK$1,223 million with a HK$47 million increase in Internet & Multimedia turnover and a HK$28 million increase in Pay TV turnover.

Operating costs before depreciation increased by 12% to HK$816 million as programming costs increased by 15% to HK$421 million due to increase acquisition costs for sports rights and other programme enhancements. Network and other operating costs increased by 5% to HK$197 million due mainly to transponder costs of a satellite service which commenced in September 2004 and an increase in customer fulfillment costs. Selling, general and administrative expenses increased by 12% to HK$198 million due primarily to increase in Pay TV marketing and sales spending to fend off competition.

Earnings before interest, tax, depreciation and amortization or EBITDA dropped slightly by 4% to HK$407 million.

Depreciation decreased by 8% to HK$251 million due to lower depreciation charges on analogue set-top boxes, cable modems and network assets resulting from expiry of their depreciation cycle.

Profit from operations rose by HK$6 million or 4% to HK$156 million.

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

Income tax charges for the period represented a HK$5 million additional provision for the potential tax liability from a leveraged leasing arrangement, as partly set off by the recognition of HK$3 million net deferred tax assets for the Group.

Net profit attributable to shareholders increased by 5% or HK$8 million to HK$155 million.

Basic earnings per share were 7.7 cents as compared to 7.3 cents in 2004.

B.	Segmental Information

Pay Television

Subscribers grew by 36,000 or 5% to 718,000 year-on-year while growth in the first half of this year slowed to 16,000 from 20,000 in the second half of 2004. ARPU decreased slightly by 3% to HK$216, primarily due to the rollout and aggressive marketing of mini packages in response to changing market conditions. Turnover increased by 3% to HK$948 million, aided partly by higher commercial airtime revenue. Operating costs after depreciation increased by 10% to HK$754 million primarily due to the aforementioned increase in programming costs. Operating profit decreased by 17% to HK$195 million.

Internet & Multimedia

Broadband subscribers grew by 37,000 or 14% to 301,000 year-on-year due mainly to successful service enhancement through network upgrade, bundling strategies and the continued introduction of value-added services. ARPU increased by HK$2 to HK$144. The VoIP conveyance service reported 69,000 lines in service as of the period end, as compared to 29,000 at the end of 2004. Turnover increased by 20% to HK$279 million. Operating costs after depreciation decreased by 4% to HK$248 million due primarily to savings achieved in depreciation and selling, general and administrative expenses. Operating profit reported a record high figure of HK$31 million as compared to an operating loss of HK$27 million incurred a year ago.

C.	Liquidity and Financial Resources

As of June 30, 2005, the Group had net cash of HK$147 million, as compared to net cash of HK$30 million a year ago.

The consolidated net asset value of the Group as at June 30, 2005 was HK$1,892 million, or HK$0.94 per share. The Group’s assets were free from any charge.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

Capital expenditure during the period amounted to HK$125 million as compared to HK$235 million in the same period last year. Major items included further network upgrade and expansion, broadband and VoIP equipment, television production facilities as well as investment in information systems.

The Group is comfortable with its present financial and liquidity position. Further ongoing capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$670 million which remained unutilized as of June 30, 2005.

D.	Contingent Liabilities

At June 30, 2005, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$662 million, of which only HK$431 million have been utilised by the subsidiaries.

Subsequent to the end of the period under review, the Group has reached a settlement agreement with the Inland Revenue Department on a tax dispute concerning a leveraged leasing arrangement already expired in September 2003. Net of the amount indemnified by Wharf Communications Limited as tax liability pertaining to events occurring up to the Group’s Initial Public Offering on November 1, 1999, the Group’s HK$17 million share of the settlement payment has been fully provided up to the end of June 2005.

E.	Human Resources

The Group had a total of 3,273 employees at the end of the first half of 2005. Total salaries and related costs incurred during the corresponding period amounted to HK$389 million (2004: HK$371 million). The Group has a performance bonus scheme in place to motivate and reward employee performance to fulfill the Group’s business targets.

As a good corporate citizen, we continue our dedication to contribute towards the building of a more caring and cohesive society in terms of real engagement. In appreciation of the involvement of our Corporate Volunteer team in serving the needy, the Secretariat of Steering Committee on Promotion of Volunteer Service has presented us the Gold Award for Volunteer Service, and the Hong Kong Council of Social Service has once again awarded us the Caring Company Logo.

F.	Operating Environment and Competition

In the first half of 2005, competition in both the Pay TV and broadband sectors was more intense than at any time since the Group began operation 12 years ago. Bundled “triple play” service of television, voice and data was the main battlefield.

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

The latest competitor to join that battlefield is TVB’s Galaxy, rebranded SuperSUN TV after having secured new investors. Galaxy has concluded an agreement for its service to be distributed over Hutchison Global Communications’ broadband network and to be bundled with the latter’s voice and data services. NOW Broadband TV, meanwhile, continued to play aggression in marketing its services.

These developments caused the Group’s Pay TV subscription growth to stutter and the Group rolled out mini packages, at a lower price point, with a higher profile marketing campaign to respond.

In the meantime, bundled packages continued to spur growth for our broadband subscription in a keenly contested operating environment. The Group’s packages have proven to be competitive in sustaining the growth momentum which has been rebuilding since the middle of last year.

The Group will continue to monitor market developments closely and will adjust its marketing strategy accordingly. Swift action taken by the Group has so far managed to contain the impact of competition with some degree of success, albeit at the expense of margin erosion in some sectors. The outlook for the remainder of the year will remain harsh and the Group has to work very hard to stay on top of the game.

G.	Outlook

Through service enhancement and timely response to changes in market conditions, the Group managed to emerge relatively unscathed from a keen competitive market place in the first half of 2005, reporting growth in performance for its core businesses.

However, with other Pay Television players beginning to establish themselves in the market, competition will only become more severe in the remainder of the year. While our programming platform, now parading close to 100 channels, still leads the rest of the pack, we need to market our products more effectively and spend our resources more intelligently to stay on top. At the same time, we shall continue to look beyond the conventional market for new opportunities.

On the broadband service front, while we are encouraged by the business returning to a profitable growth track, we shall continue to enhance our service by improving our after sales service and the introduction of more value-added services. We shall continue to look out for new opportunities to expand our multimedia content provision service.

Competition poses challenges to us as well as to our competitors. But we believe we can prevail with our expertise in running Pay TV and broadband services and in producing multimedia contents; our experience in marketing our products and our established infrastructure in servicing customers.

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial period under review, the Company has complied with all those code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which became applicable to the Company in respect of the period under review, except for one code provision with respect to the roles of chairman and chief executive officer to be performed by different individuals.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial period under review.

BOOK CLOSURE

The Register of Members will be closed from Monday, September 26, 2005 to Friday, September 30, 2005, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, September 23, 2005.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, August 8, 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. Samuel S. F. Wong and Mr. Quinn Y. K. Law, and five independent non-executive Directors, namely, Mr. F. K. Hu, Mr. Victor C. W. Lo, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

i-CABLE Communications Limited - Interim Results Announcement

(August 8, 2005)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ Samuel Wong
Name:	Samuel Wong
Title:	Chief Financial Officer

Date: August 9, 2005